Richard M. Morris Partner Direct Tel: 212.592.1432 Direct Fax: 212.545.3371 Email: rmorris@herrick.com

January 8, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Legacy Education Alliance, Inc. Amendment No. 1 to Form 8-K Filed December 19, 2014 File No. 333-184897

Ladies and Gentlemen:

On behalf of our client, Legacy Education Alliance, Inc. (the “Company”), we are responding to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Current Report on Form 8-K/A filed by the Company with the Commission on December 19, 2014 (the “8-K/A”) that were provided in the Staff’s letter dated December 24, 2014 (the “Second Comment Letter”).

We note that on the date of this letter, the Company has filed an amendment (Amendment No. 2 to 8-K, which is referred to in this letter as the “Second Amendment”) to address the Staff’s comments in the Second Comment Letter.

Certain of the Staff’s comments in the Second Comment Letter call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the 8-K/A. Responses to these comments have been provided by the Company to us and are set forth in this letter or in the Second Amendment.

The Company’s responses are set forth below. For convenience, the headings and numbered items of this letter correspond to the headings and numbered items contained in the Second Comment Letter, each of the comments is restated in bold italics prior to the response and Tigrent Inc., the accounting acquirer in the merger described in the 8-K/A, is referred to as “Tigrent”. All page number references in the responses below refer to the page numbers in the Second Amendment.

Securities and Exchange Commission

General

1. Please revise to present the entire item being amended.

We acknowledge the Staff’s comment and, in the Second Amendment, disclosed the entire Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section.

2. We note your response to comment 5. Please disclose the board of directors of Tigrent who manage its business and affairs.

We acknowledge the Staff’s comment and, in the Second Amendment, amended the Directors, Executive Officers and Corporate Governance section in Item 2.01 on pages 13-14 to clarify that the Board of Directors of Tigrent are the same Directors of Legacy Education Alliance, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, pages 5-6

3. We note your response to comment 3. You state that you have revised your disclosure to make clear that your non-GAAP measure is a measure of liquidity; however, Adjusted EBITDA continues to be reconciled to net income, a measure of performance.

We acknowledge the Staff’s comment and, in the Second Amendment, revised the MD&A section to change this reconciliation to a Gross Margin Analysis, which we believe is a better Non GAAP tool for the reader.

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We thank you for your attention to this letter. Please do not hesitate to contact the undersigned at (212) 592-1432 or by email at rmorris@Herrick.com or by fax at (212) 545-3371 with any questions or further comments you have regarding the 8-K or the Second Amendment or if you wish to discuss the above responses.

Very truly yours,

/s/ Richard M. Morris
Richard M. Morris

cc:	Legacy Education Alliance, Inc. Anthony C. Humpage James E. May Charles F. Kuehne

Staff of the Commission Keny Gumbs Robert S. Littlepage Ajay Koduri